Mail Stop 6010

      December 16, 2005

Tom Hatton
President
Firstline Environmental Solutions, Inc.
#203-20189 56th Avenue, Langley
British Columbia, Canada V3A 3Y6

      Re:	Firstline Environmental Solutions, Inc.
	Amendment No. 2 to Registration Statement on Form 10-SB
      Filed December 9, 2005
	File No. 000-51523

Dear Mr. Hatton:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2
1. Please refer to previous comment 4. We note your response to our comment and the amendment to your filing. However, we see that you have added additional superfluous language to the opinion in the form of paragraph five. Please have your auditors tell us the purpose for this additional language and why it is required or revise the opinion to remove the additional language as it may confuse your investors as to the period which was audited.
Note M - Restatements of Financial Statements, page F-15
2. Please refer to previous comment 6. We note your response to our comment and the amendment to your filing. Please revise this note for the following:

* In accordance with paragraph 37 of APB 20, present the per share impact of each error for all periods affected by its correction.
* Correct the reference to the August 31, 2005 financial statements to identify the period as the three months ended, not the year ended.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551- 3662 or Jay Webb,
Reviewing Accountant, at (202) 551- 3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Special Counsel

cc (via fax):  	Dorlyn Evancic, 604.468.3955
Tom Hatton
Firstline Environmental Solutions, Inc.
December 16, 2005
Page 1